PACIFIC BOOKER MINERALS INC.
#1702 - 1166 Alberni Street Vancouver, BC V6E 3Z3
Telephone: (604) 681-8556	Toll Free: 1-800-747-9911	Fax: (604) 687-5995
mail: info@pacificbooker.com	Symbols: bkm-tsx venture / pbm-NYSE Amex	Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

NYSE Amex Exchange Symbol - PBM

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Announces Settlement of Mineral Claim Suit

Vancouver BC,  April 20, 2009:  Pacific Booker Minerals, Inc. has reached a settlement with certain optionors of mineral claims in the Hearne Hill area, which adjoins the Morrison property, who commenced an action against the Company in the British Columbia Supreme Court in April 2006.

Pursuant to the settlement, Pacific Booker Minerals Inc. will retain the right, title and interest in and to all claims that were the subject of the action, with the exception of Mineral Tenure No. 242812 (the “Hearne 1 Claim”) and Mineral Tenure No. 242813 (the “Hearne 2 Claim”), which has been transferred to the plaintiff optionors as follows:

(a)

a one-half interest in each of the Hearne 1 Claim and the Hearne 2 Claim has been transferred to David Chapman;

(b)

a one-quarter interest in each of the Hearne 1 Claim and the Hearne 2 Claim has been transferred to Frederick Bland; and

(c)

a one-quarter interest in each of the Hearne 1 Claim and the Hearne 2 Claim has been transferred to Karen Dionne.

Pursuant to the settlement, no cash payment was made to the plaintiffs and all claims in the action have been dismissed.

Pacific Booker Minerals Inc. explored the Hearne Hill property between May 1993 and October 1997 and little mineralization of economic significance was determined to be present.

To view information regarding Pacific Booker Minerals Inc., please visit our website home page and reports section at http://www.pacificbooker.com.

On Behalf of the Board of Directors

“Gregory Anderson”

Gregory Anderson, Director, CEO and President

No regulatory authority has approved or disapproved the information contained in this news release. This release includes certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued availability of capital and financing, general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured,'' "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20- F, File No. 0-51453, which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml